

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 087 /2006

Finance Dept.

Tel.0-2537-4512, 0-2537-4611


06011522

March 3, 2006

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Publicity of the 2006 General Shareholders' Meeting Notice
Attachment: Notice of the 2006 General Shareholders' Meeting

PTT Exploration and Production Public Co., Ltd. (PTTEP) would like to inform that PTTEP has publicized the Notice of the 2006 General Shareholders' Meeting, together with all related documents (the same version to be sent to shareholders), on the company's website (www.pttep.com) since March 3rd, 2006. In this regard, PTTEP has submitted the Meeting Notice with only the details of the agendas as attached herewith.

Yours sincerely,

Maroot Mrigadat

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No.PTTEP1.150/L.086/2006

Office of the Corporate Secretary
Tel: 0-2537-4729

March 2nd, 2006

Subject: Invitation to 2006 General Shareholders' Meeting

To: Shareholders

Attachment:
1. Copy of the Extraordinary Shareholders' Meeting Minutes No. 1/2006
2. 2005 Annual Report in CD-ROM
3. Information on proposed directors in replacement of those retired by rotation.
4. PTTEP Warrant Allotment Program
5. Document and evidence to be declared on the Meeting day
6. Bar code Registration Form
7. Bar code Proxy Forms A, B and C (Recommend to use Form B)
8. PTTEP Articles of Association concerning the shareholders' meeting
9. PTTEP Site Visit Application Form
10. Tax benefit of PTTEP dividend
11. Map of the Meeting location

PTT Exploration and Production Public Company Limited (PTTEP) would like to invite all shareholders to attend the 2006 General Shareholders Meeting on Wednesday April 5th, 2006 at 15.30 hours, in the Auditorium, 2nd Floor, PTT Head Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok. The meeting agendas are as follows:

Agenda Item 1 To approve the Minutes of the Extraordinary Shareholders' Meeting No. 1/2005.

Shareholders are to approve the Minutes of Extraordinary Shareholders' Meeting No. 1/2005 held on December 15th, 2005 of which the copy was sent to all shareholders and posted on PTTEP website on December 29th, 2005 as detailed in Attachment 1.

The Board of Directors' Opinion:

Shareholders should approve the Minutes which the PTTEP Board considered that it was correctly recorded as proposed.

Agenda Item 2 To acknowledge the 2005 Company's performance and 2006 Work Plan.

Shareholders are to acknowledge the 2005 Company's performance as detailed in attachment No. 2 and the 2006 work plan which will be presented in the Meeting.

The Board of Directors' Opinion:

Shareholders should acknowledge the Company's performance and work plan as proposed.

Agenda Item 3 To approve the 2005 financial statements.

Shareholders are to approve the 2005 financial statements, which the Auditor audited and certified and the Audit Committee reviewed that the financial statements were correct. The Company is successful with the net profits of Baht 23,735 million of which details as in Attachment 2.

- 2 -/ The Board ...

The Board of Directors' Opinion:

Shareholders should approve the 2005 financial statements as proposed. The summary of the financial statements is as follows:

Item	Amount	
• Total Assets	143,317	Million Baht
• Total Liabilities	71,620	Million Baht
• Total Revenues	69,583	Million Baht
• Net Income	23,735	Million Baht
• Earnings per Share	36.21	Baht/Share

Agenda Item 4 To approve the dividend payment for 2005 performance.

Shareholders are to approve the dividend payment for 2005 performance from the profit out of petroleum income tax at Baht 13.50 per share, which includes the interim dividend of first 6 months at Baht 5.50 per share, and the latter 6 months at Baht 8 per share. According to PTTEP policy on dividend payment, unless necessary cases, PTTEP will pay dividend to shareholders not less than 30 percent of net income after tax each year and may sometimes pay interim dividend. The past payment record is as below:

(Baht/Share)

Year	Interim Dividend	Annual Dividend	Total Dividend	%Payout
2005	5.50	8.00	13.50	37%
2004	-	9.00	9.00	37%
2003	-	6.75	6.75	37%

The Board of Directors' Opinion:

Shareholders should approve the dividend payment accordingly. The dividend will be payable to shareholders who are entitled to receive the dividend as listed in the share registration book when it was closed for the right to receive dividend on March 16th, 2006 at 12.00 hours. The payment will be made on April 18th, 2006 because commercial banks will be closed on April 19th, 2006.

Agenda Item 5 To approve the appointment of new directors in replacement of those who are due to retire by rotation. The five directors who are retiring are:

1. Mr. Pala Sookawesh — Director from private sector
2. Mr. Wisudhi Srisuphan — Director
3. Mr. Krairit Nilkuha — Independent Director
4. Mr. Anucha Sihanatkathakul — Member of the Audit Committee, Member of the Remuneration Committee, Member of the Risk Management Committee and Director from private sector
5. Mr. Maroot Mrigadat — Member of the Risk Management Committee, and President

Shareholders are to consider appointing new directors in replacement of those who are due to retire by rotation. The Nominating Committee has considered for maximum benefit of the Company's business and has accordingly proposed to re-elect four directors to serve as directors for another term and elect another external candidate as detailed individually in Attachment 3. Furthermore, the company has invited all shareholders to nominate the qualified person to be elected as PTTEP director via PTTEP Independent Directors on the Company's website as well. The list of nominees for PTTEP directors whom the Nominating Committee proposed according to PTTEP Board of Directors component is as follows:

1. Mr. Pala	Sookawesh	Director from private sector
2. Mr. Wisudhi	Srisuphan	Director
3. Mr. Krairit	Nilkuha	Independent Director
4. Mr. Maroot	Mrigadat	Director and President
5. Mr. Tongchat	Hongladaromp	Director from private sector

The Board of Directors' Opinion:

Shareholders should elect five nominees as proposed by the Nominating Committee to be PTTEP directors because they are knowledgeable and capable persons who can contribute for the Company's success.

Agenda Item 6 To fix the directors' remuneration

The Meeting is to consider fixing the directors' remuneration for 2006 onwards at the same rate of 2005 as proposed by the Remuneration Committee. The Remuneration Committee has considered the remuneration appropriateness from taking into account the following matters: business and size of the Company; linkage with the Company's performance; conformity with the market and industry norm; as well as the duties and responsibilities of the Board of Directors and Sub-Committees. The proposed remuneration package is as follows:

1. The retainer fee at Baht 25,000/person/month. The fee is to be paid in full month.

2. The meeting fee at Baht 25,000/person/meeting paid when attending the meeting only.

3. The bonus for all directors within the performance year at an amount limited to Baht 17-25 million/year depending on the annual net income. In case the net income is Baht 10,000 million, PTTEP Board of Directors will receive a bonus at Baht 17 million. If the company performance exceeds a profit of more than Baht 10,000 million, directors will receive an extra bonus of 0.08 percent from any profit over Baht 10,000 million, with the total limited to Baht 25 million. The amount is to be adjusted according to the directors' office period and the number of meeting attendance. If a director is absent from the meeting more than 25 percent but not exceed 50 percent, the bonus will be deducted 25 percent. If the meeting absence is more than 50 percent but not exceed 75 percent, the bonus will be deducted 50 percent. If the meeting absence is more than 75 percent, the bonus will be deducted 75 percent. The bonus will be paid after the audited fiscal year financial statements have been announced to the Stock Exchange of Thailand.

4. Members of all Standing Sub-Committees will receive meeting fee at Baht 25,000/person/meeting. However, this excludes the members of the Sub-Committees who are PTTEP's executives and will not apply when meetings concern circulating resolutions.

5. The Chairman of the Board and the Chairman of Sub-Committees (only sub-committees' meeting fee) shall receive an extra 25 percent of the fee.

The Board of Directors' Opinion:

Shareholders should approve the directors' remuneration in accordance with the consideration of the Remuneration Committee.

Agenda Item 7 To appoint the Auditor and consider the Auditor's fee for year 2006.

Shareholders are to appoint the Office of the Auditor General of Thailand (OAG) to be the Auditor for the year 2006 and fix its fee at the same rate of last year, Baht 900,000 in line with the Audit Committee's opinion that it is a reliable institution with a good performance record, comprises sufficient and capable staffs, and offers reasonable fees. In addition, OAG is also the Auditor of the Company's 15 subsidiaries with the fee of Baht 2,050,000. Therefore, the total fee for OAG in 2006 will be Baht 2,950,000.

The Board of Directors' Opinion:

Shareholders should appoint OAG as the Company's Auditor for the year 2006 and fix the fee as proposed.

Agenda item 8 To approve the split of PTTEP shares par value from Baht 5 per share to Baht 1 per share.

Shareholders are to approve the split of PTTEP shares par value from Baht 5 per share to Baht 1 per share. After the adjustment, the number of registered common shares will be increased from 664,400,000 shares (six hundred, sixty-four million and four hundred thousand shares) to 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares). The par value adjustment will increase liquidity of PTTEP shares and allow more participation from investors. However, the registered capital will remain unchanged at 3,322,000,000 Baht (three thousand, three hundred and twenty-two million Baht).

The Board of Directors' Opinion:

Shareholders should approve the split of PTTEP par value according to the proposal.

Agenda Item 9 To consider and approve the amendment of the Company's Memorandum of Association Clause 4.

Shareholders are to amend the Company's Memorandum of Association from:

"Clause 4 : Registered capital amount Baht 3,322,000,000 (Baht three thousand, three hundred and twenty-two million) divided to 644,400,000 shares (six hundred, forty-four million and four hundred thousand shares) at a par value of Baht 5 (Baht five), comprising common shares 644,400,000 shares (six hundred, forty-four million and four hundred thousand shares) and preference share – share (-)"

To be as follows:

"Clause 4 : Registered capital amount Baht 3,322,000,000 (Baht three thousand, three hundred and twenty-two million) divided to 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) at a par value of Baht 1 (Baht one), comprising common shares 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) and preference share – share (-)"

The Board of Director's Opinion:

Shareholders should approve the amendment of the Company's Memorandum of Association Clause 4 as proposed.

Agenda item 10 To consider the issuance and offering of 2,800,000 warrant units to purchase the Company's common shares for management and employees for the year 2006.

Shareholders are to approve the issuance and offering of 2,800,000 warrant units to purchase Company common shares for its management and employees in year 2006. Upon the General Shareholders' Meeting approval of the split of par value, the exercise ratio of the warrants issued to the management and employees will be adjusted to 1 warrant unit per 5 common shares as detailed in Attachment 4.

The Board of Directors' Opinion:

Shareholders should approve this warrant issuance and offering for the management and employees in 2006 according to the proposal. The objective of the issuance and offering of the warrants is to reward and encourage the management and employees for their work. This issuance and offering of these warrants will have minimal impact on profit sharing or voting rights of the existing shareholders at 0.43 percent.

Agenda item 11 To consider the allotment of 2,800,000 shares reserved for the exercise of the right under the warrants issued to management and employees for the year 2006.

Shareholders are to approve the allotment of the 2,800,000 shares for the exercise of the right under the warrants issued to management and employees for the year 2006. Upon the General Shareholders' Meeting approval of the split of par value, the number of shares reserved for the exercise of the right under the warrants will be 14,000,000 shares.

The Board of Directors' Opinion:

Shareholders should approve the allotment according to the issuance and offering proposed in agenda item 10 accordingly.

Agenda Item 12 Other business. (If any)

The closing date and time of the share-registered book for the right to attend the Meeting and to receive dividend payment will be from 12.00 hours of the 16th day of March 2006 until the completion of the Meeting.

All shareholders are cordially invited to attend the Meeting on the date, time and place stated above. The Company will open for shareholders' registration from 13.30 hours onwards. For greater convenience of all shareholders, it is recommended that all shareholders and proxy holders bring all document and evidence to be declared according to Attachment 5 for the Meeting's registration. PTTEP will conduct the meeting in accordance with the Company's Articles of Association concerning the shareholders' meeting as detailed in Attachment 8.

In this year, PTTEP would like to invite 150 shareholders to visit the Sirikit Oil Field at Kamphaeng Phet Province during April 19 – 20 and April 26 – 27, 2006. The visiting group will be divided into 2 groups, 75 persons each. The application deadline submission is April 5th, 2006 at 15.30 hrs. at the Shareholders' Meeting as detailed in Attachment 9. On the meeting day, PTTEP will draw entitled participants from the applicant list and will reserve places on a waiting list in case there is any cancellation or invalid application due to insufficient supporting document/information.

PTTEP has sent the 2005 Annual Report to all shareholders in CD-ROM (Attachment 2). However, if any shareholders would like to have a copy of annual report in hard copy, they may request it from External Relations Department, 7th Floor, PTTEP Office Building, No. 555, Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, telephone number 0-2537-4000, facsimile number 0-2537-4444.

For any questions concerning the above agenda items, in order that PTTEP can clarify those matters in the Meeting, please forward your questions in advance to ir@pttep.com or at facsimile number 0-2537-4924.

Please be informed that PTTEP shareholders who are ordinary persons can have tax benefit from PTTEP dividend at the rate of 100 percent. Therefore, it is recommended that shareholders claim their benefit when filing the annual income tax accordingly. Likewise, PTTEP shareholders who are limited companies or any other juristic persons will be exempt from including dividend to be calculated as the income of which the details are in Attachment 10.

Yours sincerely,



Maroot Mrigadat
President